Ab   SO 3/5/03

SECURITI 03012695 MISSION
20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH., D.C. SECTION

SEC FILE NUMBER
~~8-12645~~

8-48460

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCS Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 S. Broadway, Suite 1002
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Singer (212) 482-2150
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 S. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

MAR 17

OATH OR AFFIRMATION

I, Eugene Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BCS Brokerage, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

SWORN TO BEFORE ME THIS
27th DAY OF Feb 03
NOTARY PUBLIC

Shantelle P. Sergalo
Notary Public

Signature

Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Operations.
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
X (q) Report of Independent Certified Public Accountants on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

BCS Brokerage, Inc.

Year ended December 31, 2002
with Report and Supplemental Report of Independent Auditors
(Confidential Pursuant to Rule 17a-5(e)(3))

BCS Brokerage

Financial Statements and Supplemental Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

Board of Directors
BCS Brokerage, Inc.

We have audited the accompanying statement of financial condition of BCS Brokerage, Inc. (a wholly owned subsidiary of BCS Financial Corporation) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCS Brokerage, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 7, 2003

BCS Brokerage, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 140,242
Investments, at fair value *(Note 3)*	594,854
Commissions and fees receivable	25,884
Income taxes recoverable	9,376
Office furniture and computer equipment, at cost, net of accumulated depreciation of $233,453	42,287
Leasehold improvements, net of accumulated amortization of $32,216	970
Other assets	97,243
	$ 910,856
Liabilities and stockholder's equity	
Liabilities:	
Payable to BCS Financial Corporation	$ 13,890
Accrued expenses and other liabilities	63,265
Deferred tax liability	4,522
	81,677
Stockholder's equity *(Note 5):*	
Common stock, no par value; 1,000 shares authorized, issued, and outstanding	1,000
Additional paid-in capital	$1,788,446
Retained-earnings deficit	(960,267)
	829,179
	$ 910,856

See notes to financial statements.

BCS Brokerage, Inc.

Statement of Operations

Year ended December 31, 2002

Revenue	
Commissions (*Note 6*)	$ 448,110
Other income	38,613
Interest	101,228
Net realized and unrealized gains on investments	37,166
	625,117
Expenses	
Compensation and related expenses	848,878
Brokerage clearing and exchange fees	181,694
Market development	161,275
Professional fees and temporary services	145,874
Insurance	127,679
Communications, postage, printing, and supplies	77,411
Equipment, depreciation, and amortization	124,375
Occupancy	82,311
Other operating expenses	14,151
	1,763,648
Loss before income tax benefit	(1,138,531)
Income tax benefit	368,260
Net loss	$ (770,271)

See notes to financial statements.

BCS Brokerage, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained-Earnings Deficit	Total
Balance at January 1, 2002	$1,000	$2,049,000	$(189,996)	$1,860,004
Return of capital to BCS Financial Corporation *(Note 7)*	–	(220,000)	–	(220,000)
Settlement of intercompany account receivable due from BCS Financial Corporation *(Note 7)*	–	(40,554)	–	(40,554)
Net loss	–	–	(770,271)	(770,271)
Balance at December 31, 2002	$1,000	$1,788,446	$(960,267)	$ 829,179

See notes to financial statements.

BCS Brokerage, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (770,271)
Adjustments to reconcile net loss to net cash used in operating activities:	
Unrealized gain on investments	(37,624)
Net losses on sales of investments	458
Depreciation and amortization	34,953
Net change in other assets and liabilities	(13,574)
Net change in amounts due to/from BCS Financial Corporation	(518,267)
Increase in commission and fees receivable	(1,478)
Net change in income taxes	203,751
Net cash used in operating activities	(1,102,052)
Cash flows from investing activities	
Purchase of investments	(794,536)
Sale or maturity of investments	1,735,919
Purchase of office furniture and equipment	(15,703)
Net cash provided by investing activities	925,680
Cash flows from financing activities	
Return of capital to BCS Financial Corporation	(220,000)
Net cash used in financing activities	(220,000)
Decrease in cash and cash equivalents	(396,372)
Cash and cash equivalents at beginning of year	536,614
Cash and cash equivalents at end of year	$ 140,242
Noncash financing activities	
Settlement of intercompany receivable due from BCS Financial Corporation	$ 40,554

See notes to financial statements.

BCS Brokerage, Inc.

Notes to Financial Statements

December 31, 2002

1. Organization and Nature of Operations

BCS Brokerage, Inc. (the Company) is a wholly owned subsidiary of BCS Financial Corporation (the Parent). The Company is a registered securities broker and dealer under the Securities Exchange Act of 1934, with membership in the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by a New York Stock Exchange Member Firm on a fully disclosed basis. Accordingly, open customer transactions are not reported in the accompanying statement of financial condition.

2. Significant Accounting Policies

Investments

Investments are carried at fair value. Fair value is determined using independent pricing sources. Interest income is recognized as income when earned. Realized gains and losses on investments are determined on a specific identification basis, and along with unrealized gains and losses, are credited or charged to income. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Depreciation and Amortization

Office furniture and computer equipment are depreciated using the double-declining-balance method over the estimated useful life of the assets. Leasehold improvements are amortized using the straight-line method over the term of the lease.

Commissions

Commissions are recognized as income when earned by the Company.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

3. Investments

The Company's investments are summarized as follows:

	Cost or Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
Fixed maturities:				
U.S. Treasury and agencies	$334,779	$36,078	$ –	$370,857
Corporate securities	179,657	11,940	–	191,597
	514,436	48,018	–	562,454
Equity securities:				
Common stocks	36,000	–	3,600	32,400
	$550,436	$48,018	$3,600	$594,854

The cost or amortized cost and fair value of investments in fixed maturities at December 31, 2002, by contractual maturity are as follows:

	Cost or Amortized Cost	Fair Value
Due after one year to five years	$ 97,400	$108,115
Due after five years to fifteen years	417,036	454,339
	$514,436	$562,454

During the year ended December 31, 2002, gross gains on sales of investments were $34,356 and gross losses on sales of investments were $34,814. The unrealized holding gain on investments was $37,624 for the year ended December 31, 2002.

4. Income Taxes

Income tax benefit for the year ended December 31, 2002, consists of:

	Current	Deferred	Total
Federal	$378,672	$(10,978)	$367,694
State	566	–	566
	$379,238	$(10,978)	$368,260

The effective rate of the income tax provision differs from the federal income tax rate of 34%, primarily due to the effect of state and local income taxes and nondeductible dues and entertainment expenses.

Deferred income taxes reflect the net tax effect of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company files a consolidated federal income tax return with its Parent. Under the terms of the tax-sharing arrangement, the Company computes its income taxes based on the Company's proportionate share of the consolidated tax liability. Income taxes paid during the year ended December 31, 2002, were $525,785.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15(c)3-1 of the Securities and Exchange Commission. The Company computes its net capital under the standard method permitted by the Rule, which requires minimum net capital of $100,000. At December 31, 2002, the Company had net capital of $658,292, exceeding the requirements by $558,292. The ratio of aggregate indebtedness to net capital was .12 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. The net capital rules may effectively restrict the payment of cash dividends.

6. Related Party Transactions

The Company earned approximately 1.4% of its commission revenues from affiliated companies during the year ended December 31, 2002.

7. Sale of Company

The Parent entered into an agreement to sell all of the issued and outstanding shares of common stock of the Company to an officer of the Company effective December 31, 2002. Pursuant to the agreement, the Company paid $220,000 to the Parent in 2002 in the form of a return of capital.

Also, the Company settled an intercompany receivable due from its Parent through a reduction to additional paid-in capital.

8. Contingencies

The Company is a defendant or codefendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.

Supplemental Information

BCS Brokerage, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2002

Aggregate indebtedness	
Total liabilities from statement of financial condition	$ 77,155
Net capital	
Common stock	$ 1,000
Additional paid-in capital	1,788,446
Retained-earnings deficit	(960,267)
Add:	
Deferred tax liability	4,522
Less:	
Nonallowable assets	141,924
Haircuts on investments	33,485
Net capital	$ 658,292
Capital requirements	
Minimum capital requirements	$ 100,000
Net capital in excess of requirement	558,292
Net capital as above	$ 658,292
Ratio of aggregate indebtedness to net capital	.12 to 1

Reconciliation With the Company's Computation

(Included in Part II of Form X-17a-5 as of December 31, 2002)

Aggregate indebtedness as reported in the Company's Part II (unaudited) Focus Report	$ 94,335
Adjustment to amounts reported as liabilities	(17,180)
Aggregate indebtedness per above	$ 77,155
Net capital as reported in the Company's Part II (unaudited) Focus Report	$ 631,050
Adjustment to amounts reported as net capital	27,242
Net capital per above	$ 658,292

BCS Brokerage, Inc.

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

The Board of Directors
BCS Brokerage, Inc.

In planning and performing our audit of the financial statements of BCS Brokerage, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Making the recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or instances of fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Ernst & Young LLP

February 7, 2003